Company

GoldmanSachs International

TIDM

TTP

Headline

EMM Disclosure

Released

15:09 24 Jan 2003

Number

6092G


RNS Number:6092G
GoldmanSachs International
24 January 2003

EMM DISCLOSURE

                                                    FORM 38.5 (SUMMARY)


Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International


Date of disclosure

24 January 2003


Contact name

Peter Highton


Telephone number

+44 207-774-1935



Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Safeway plc

Sainsbury plc

Tesco plc

WM Morrison plc

Cambridge Antibody Technology Group plc

Oxford Glycosciences plc

AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk


                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Cambridge Antibody Technology Group plc

Class of security

Contract For Differences Expiration 22 January 2013

Date of disclosure

24 January 2003

Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International

Name of offeree/offeror with whom connected

Oxford Glycosciences plc

Total number of securities purchased

25,522 (customer sold to open)


Highest price paid*

5.1079 GBP Sterling



Lowest price paid*

5.1079 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated


                                                     FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Oxford Glycosciences plc


Class of security

Contract For Differences Expiration 22 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc

Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

70,000 (customer bought to open)


Highest price received*

1.9041 GBP Sterling


Lowest price received*
1.9041 GB Sterling


*Currency must be stated


                                                         FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
WM Morrison plc

Class of security

Contract For Differences Expiration 15 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

227,477 (customer bought to close)


Highest price received*

1.858 GBP Sterling


Lowest price received*
1.858 GBP Sterling


*Currency must be stated

                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
WM Morrison plc


Class of security

Contract For Differences Expiration 22 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc

Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

452,000 (customer bought to open)


Highest price received*

1.8139 GBP Sterling


Lowest price received*
1.8139 GBP Sterling

*Currency must be stated

                                                         FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
WM Morrison plc


Class of security

Contract For Differences Expiration 22 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

30,000 (customer bought to open)


Highest price received*

1.9041 GBP Sterling


Lowest price received*
1.9041 GBP Sterling


*Currency must be stated

                                                           FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Safeway plc


Class of security

Contract For Differences Expiration 8 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling



Lowest price paid*

0.00 GBP Sterling



Total number of securities sold

25,000 (customer bought to close)


Highest price received*

3.1731 GBP Sterling


Lowest price received*
3.1731 GBP Sterling


*Currency must be stated


                                                             FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Safeway plc


Class of security

Contract For Differences Expiration 15 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc

Total number of securities purchased

277,232 (customer sold to close)


Highest price paid*

3.1885 GBP Sterling


Lowest price paid*

3.1885 GBP Sterling


Total number of securities sold

0

Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated


                                                         FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Safeway plc


Class of security

Contract For Differences Expiration 21 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

10,000 (customer sold to close)


Highest price paid*

3.2030 GBP Sterling


Lowest price paid*

3.2030 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated

                                                         FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Safeway plc


Class of security

Contract For Differences Expiration 22 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

30,000 (customer bought to open)


Highest price received*

3.1677 GBP Sterling


Lowest price received*
3.1677 GBP Sterling


*Currency must be stated

                                                       FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Safeway plc


Class of security

Contract For Differences Expiration 22 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International

Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

49,400 (customer bought to open)


Highest price received*

3.2138 GBP Sterling


Lowest price received*
3.2138 GBP Sterling

*Currency must be stated

                                                      FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Sainsbury plc


Class of security

Contract For Differences Expiration 15 January 2013


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling

Total number of securities sold

178,004 (customer bought to close)


Highest price received*

2.4141 GBP Sterling


Lowest price received*
2.4141 GBP Sterling


*Currency must be stated

                                                           FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Tesco plc


Class of security

Contract For Differences Expiration 19 January 2013


Date of disclosure

24 January 2003

Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc

Total number of securities purchased

16,800 (customer sold to close)

Highest price paid*

1.8477 GBP Sterling


Lowest price paid*

1.8477 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00GBP Sterling


*Currency must be stated


                                                           FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Tesco plc


Class of security

Warrant Strike 2.00 Expiration 19 September 2003


Date of disclosure

24 January 2003


Date of dealing

23 January 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

9,557


Highest price paid*

0.1375 GBP Sterling


Lowest price paid*

0.1375 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated